Jefferson
Bankshares, Inc.                                                            NEWS

123 EAST MAIN STREET, CHARLOTTESVILLE, VA 22902


CONTACTS: Donald W. Fulton, Jr.                      Maria Weisensee
          Vice-President-Investor Relations          Georgeson & Company, Inc.
          804-972-1115                               212-440-9847


                                  For Release: Immediate
                                               November 1, 1996

                      Jefferson Bankshares, Inc. Announces
                       24 Hour Extension of Tender Offer


Chralottesville, VA ... Jefferson Bankshares, Inc. (NASDAQ NMS: JBNK) announced this morning that it has extended the expiration of its Modified Dutch Auction Tender Offer until 5:00 p.m. New York City time Friday, November 1, 1996. The previous deadline was 5:00 p.m. New York City time Thursday, October 31, 1996. Jefferson announced that the deadline extension was to accomodate the filing of a second amendment to the Schedule 13E-4 filed with the Securities and Exchange Commission in connection with the tender offer. The amendment relates to a technical clarification to the process that would be used for proration in the event that more than 1.25 million shares of Jefferson's common stock are tendered. The clarification is being made in response to comments made by the staff of the Securities and Exchange Commission.

The extension of the expiration date and the filing of the amendment relate to the Modified Dutch Tender Offer announced by Jefferson Bankshares, Inc. on September 26, 1996 covering 1.25 million shares of its common stock within a price range of $25.00 to $28.00 per share. The amendment has no effect on the number of shares or the price range previously announced.